Exhibit 99.3

CBD ENERGY ANNOUNCES

Non-Reliance on Financial Statements and

Interim Management & Governance Adjustments

NEW YORK, Oct. 24, 2014 /PRNewswire/ -- CBD Energy Limited (NASDAQ:CBDE) (“CBD”) announced today in a filing with the SEC on Form 6-K that the Company, through its Audit Committee, and in concert with PricewaterhouseCoopers, its independent registered public accounting firm, has determined that its audited Financial Statements for the 2012 and 2013 Fiscal Years, and its unaudited interim financial statements as of and for the six months ended December 31, 2013 (the “December Statements”) cannot be relied upon, and revisions are required.

In the case of the audited financial statements for Fiscal Years 2012 and 2013, the determination of non-reliance is related solely to uncertainty about the completeness and accuracy of disclosures with respect to related party transactions. It is anticipated that revisions will impact footnotes to the financial statements, and that no material revisions will be required to be made to the Statements of Operations or Balance Sheets related to those periods.

With respect to the December Statements, also in addition to uncertainty about disclosures of related party transactions, there are also uncertainties as to whether:

-	the full (or any) value is recoverable in connection with a deposit of approximately $680,000 recorded as a current asset;

-	some or all of approximately £575,000 of expenditures capitalized in connection with the Company’s offering of Secured Energy Bonds should have been expensed under the highly technical requirements of AASB139 Financial Instruments: Recognition and Measurement ;

-	disclosures regarding goodwill were adequate and some impairment should have been recognized;

-	certain expenses should have been classified in different categories.

The Company’s Audit Committee is conducting a review of the foregoing issues and the Company is not currently aware of any other accounting errors requiring adjustment to the any prior period Financial Statements, however, the possibility remains that adjustments or supplementary disclosures will be required in addition to those noted. As a consequence of the review, the Company expects a delay in completing its audit of 2014 Fiscal Year Financial Statements and to file its annual report on Form 20-F after the regulatory deadline. Nevertheless, the Company intends to do so as soon as practicable.

Mr. Gerard McGowan, the Company’s Executive Chairman and Managing Director, is the potentially related party referenced above, and he proposed to take a voluntary leave for 30 days. This action was unanimously approved by the Board to avoid any doubt that the Audit Committee could conduct its review in the most expeditious and independent manner. Mr. William Morro, Chairman of the Company’s Audit Committee, has also been appointed as non-executive Chairman of CBD. On an interim basis, the Executive Committee of the Board, also chaired by Mr. Morro, is providing executive guidance and ensuring continuity of decision-making.

Mr. Morro stated, “It is constructive that Gerry has chosen to recuse himself from the business during the Audit Committee review and committed to cooperate fully to facilitate a quick and definitive conclusion to the Audit Committee’s assessment and as rapid a completion of the Fiscal Year 2014 audit as possible. In addition, Gerry will be available to the Board and management during his leave to ensure that the ongoing operations of the Company are not disrupted. The Board is confident that CBD’s capable business unit managers on three continents will continue to carry out the Company’s strategies and execute on its business plans with minimal disruption during Gerry’s leave. These plans include the ramp-up of residential solar sales in the US, which was kicked off last week with the completion of the first Westinghouse Solar US installation and that business unit’s initial recognition of revenue.”

About CBD Energy Limited (CBDE)

Established in 1989, CBD Energy Limited is a diversified renewable energy company and a global leader in solar installations. Powered by a management team with deep experience in the energy sector and strong engineering capabilities, CBDE is focused on the integration of residential solar, commercial and industrial solar, small utility scale solar and wind projects, in three principal markets - Australia, the United Kingdom and the United States. CBDE markets its residential and commercial solar installations under the name Westinghouse Solar, using the WESTINGHOUSE® trademark pursuant to an exclusive, long-term worldwide license.

Headquartered in Sydney, with principal regional offices in London and New York, CBDE has completed projects across four continents in Australia, Fiji, Germany, Italy, New Zealand, Thailand, the United Kingdom and the United States. CBDE has installed more than 17,000 residential systems and developed large renewable energy projects such as the 107MW wind farm in Taralga, NSW. For further information on CBD Energy Limited and Westinghouse Solar, please visit:

www.cbdenergy.com	www.westinghousesolar.com
www.westinghousesolar.com.au	www.westinghousesolar.co.uk

Caution Concerning Forward-Looking Statements

This news release contains 'forward-looking statements.' Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words 'plan', 'believe', 'expect', 'anticipate', 'intend', 'estimate', 'project', 'may', 'would', 'could', 'should', 'seeks', or 'scheduled to', or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks, including with respect to the completion of the Company’s audit and the filing of its annual report on Form 20-F, as well as those set forth in the Corporation's most recent Form F-1, as filed with the U.S. Securities and Exchange Commission (SEC), and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and CBD Energy Limited assumes no obligation to update or revise these statements unless otherwise required by law.